05037502

PBD 3/10

) STATES
HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 28 2005
PROCESSING SECTION
WASH. DC 213

SEC FILE NUMBER
8- 47035

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Betzold Research and Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Madison, Suite 350
(No. and Street)

Chicago (City) Illinois (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James V. Lorentsen 312.521.1000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive, Suite 1400 (Address) Chicago, Illinois (City) (State) 60606 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SO 3/16/05

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/1/05

OATH OR AFFIRMATION

I, James V. Lorentsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Betzold Research & Trading, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
DAVID F. WILDING
COMMISSION EXPIRES 10/09/06

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Betzold Research & Trading, Inc.

Statement of Financial Condition Report
December 31, 2004

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Stockholders
Betzold Research & Trading, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Betzold Research & Trading, Inc. as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Betzold Research & Trading, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 15, 2005

Betzold Research & Trading, Inc.

Statement of Financial Condition
December 31, 2004

Assets		
Cash	$	786,729
Deposit with clearing broker		100,000
Securities owned, at market value		64,958,860
Accrued interest and other receivables		2,592,323
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $865,241		808,526
Prepaid expenses and other assets		196,017
Total assets	$	69,442,455
Liabilities and Stockholders' Equity		
Liabilities		
Securities sold under agreements to repurchase	$	48,505,448
Capital lease obligations		378,140
Due to broker-dealers		10,018,615
Accounts payable, accrued compensation and payroll taxes, and other accrued expenses and liabilities		2,452,029
Total liabilities		61,354,232
Commitments and Contingencies		
Stockholders' Equity		
Common stock:		
Class A, voting, no par value; 1,000,000 shares authorized; 600,000 shares issued and outstanding		672,405
Class B, nonvoting, no par value; 1,000,000 shares authorized; no shares issued and outstanding		-
Retained earnings		7,415,818
Total stockholders' equity		8,088,223
Total liabilities and stockholders' equity	$	69,442,455

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Betzold Research & Trading, Inc. (the Company) is an Illinois corporation formed on March 2, 1994 for the purpose of conducting business as a broker-dealer in fixed income securities. Its customers are comprised primarily of banks and other financial institutions located throughout the United States. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue recognition: Proprietary securities transactions and related expenses are recorded on a trade-date basis.

Securities owned are valued at market, or at amounts that approximate fair value with the resulting net unrealized gains and losses included in earnings of the current period. The Company uses quotations, where available, to estimate the fair value of these securities. Where current quotations are not available, the Company estimates fair value based on the present value of anticipated future cash flows, assuming market discount rates of securities with similar terms and credit quality.

Repurchase agreements: Sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to purchase the same or substantially the same securities before maturity at a fixed or determinable price.

Furniture, equipment, and leasehold improvements: Furniture, equipment, and leasehold improvements are stated at cost, net of accumulated depreciation. Furniture and equipment are depreciated using accelerated or straight-line methods over estimated useful lives. Leasehold improvements are depreciated on the straight-line method over the lesser of the estimated useful lives or the lease term.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses, and credits. Therefore, the financial statements for the periods covered by this election do not include provisions for federal income taxes.

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this Statement did not have a significant effect on the accompanying financial statements.

Note 2. Securities Owned

Securities owned, at market value at December 31, 2004, are summarized as follows:

Mortgage-backed securities	$ 42,273,719
State and municipal obligations	22,685,141
	$ 64,958,860

Note 3. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2004, were as follows:

Leasehold improvements	$ 195,175
Furniture and equipment	1,478,592
	1,673,767
Less accumulated depreciation	865,241
	$ 808,526

Note 4. Securities Sold Under Agreements to Repurchase

The Company has entered into master repurchase agreements with financial service companies. Under these agreements, the Company is allowed to sell up to $125,000,000 of securities under agreements to repurchase. Amounts received under these agreements represent short-term financing arrangements. The agreements are collateralized by securities with a market value of approximately $51,000,000 at December 31, 2004. The Company reports the securities it has pledged as collateral on secured borrowings as assets on the statement of financial condition because the secured party cannot sell or repledge the securities and the Company can substitute collateral or otherwise redeem it on short notice. These agreements bear interest at a variable market rate and have an open maturity date.

Note 5. Capital Lease Obligations

In 2002, the Company entered into capital lease agreements to finance the acquisition of approximately $930,000 of furniture, equipment, and leasehold improvements. The lease agreements allow the Company to purchase the leased assets at the end of the lease term for $1. Accordingly, the leased assets are included as furniture, equipment, and leasehold improvements on the statement of financial condition. Lease payments are due monthly. The effective interest rate on capital lease obligations is approximately 7.55%.

Future minimum payments on the capital leases are as follows:

Year ending December 31:		
2005	$	310,581
2006		87,415
		397,996
Amount representing interest		19,856
Present value of net minimum lease payments	$	378,140

Note 6. Derivatives and Hedging

The Company uses derivative financial instruments to hedge market risk, primarily due to fluctuations in interest rates, in its securities inventory. The Company uses exchange traded futures and options contracts that contain varying degrees of off-balance-sheet risk. The Company does not expect any material losses relating to such derivative instruments that would not be offset with corresponding gains on securities hedged. At December 31, 2004, derivatives consist of financial futures contracts to purchase $9,200,000 of five-year U.S. Treasury notes and $6,500,000 of ten-year U.S. Treasury notes. The fair value of these financial futures contracts, included in accrued interest and other receivables on the statement of financial condition, was $42,485 at December 31, 2004.

The Company also enters into transactions involving mortgage-backed "to-be-announced" securities (TBAs). TBAs provide for the forward settlement of the underlying instruments. The credit risk for TBAs is limited to the unrealized market valuation gains recorded on the statement of financial position. At December 31, 2004, TBAs were used to hedge interest rate risk in the Company's securities inventory. The Company's TBA commitments at December 31, 2004 represent a net short position with a par value of $21,000,000 that is not reflected on the statement of financial condition. Net unrealized losses on TBAs were $125,273 at December 31, 2004, and are included in other liabilities on the statement of financial condition.

Note 7. Retirement Plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Company contributions are charged to expense and are made at the discretion of the Board of Directors. Eligible employees may also contribute amounts to the plan subject to the applicable 401(k) limitations.

Note 8. Related Party Transactions

The Company entered into an Expense Sharing, Licensing and Service Fee Agreement ("Agreement") with Betzold Investment Group, Inc. (BIG) in 2003. The Company and BIG, a registered investment advisor, share common and identical ownership. At December 31, 2004, BIG owed the Company $341,211 which is included in other receivables in the statement of financial condition.

Note 9. Net Capital Requirements

The Company is a broker-dealer subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $3,751,963, which was $3,618,065 in excess of its required net capital of $133,898. The Company's net capital ratio was 0.54 to 1 at December 31, 2004.

Note 10. Fair Values of Financial Instruments

The Company's financial instruments are carried at fair value or at amounts that approximate fair value. Cash and accrued interest receivable are generally short-term and are typically liquidated at their carrying values. Securities owned are carried at fair value. Repurchase agreements are carried at contract amounts plus accrued interest that approximate fair value due to their variable rates and short maturity. Derivative instruments are carried at fair value.

Note 11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the clearing broker. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities with counterparties that consist primarily of broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed by management to mitigate market risk.

Note 12. Commitments and Contingencies

The Company is a defendant in legal proceedings arising in the normal course of business. Management believes, based on the opinion of legal counsel, that the final disposition of these matters will not have a material adverse affect on the Company's financial position or results of operations.

The Company has an office lease that expires on May 31, 2013 with a five-year renewal option at the fair market lease rate at that time. The Company is charged basic rent and its proportionate share of the building's real estate taxes and operating expenses. The Company accounts for office rent expense on the straight-line basis over the noncancelable term of the lease. Deferred rent payments, included in other liabilities on the statement of financial condition, were $318,275 at December 31, 2004.

Noncancelable rent payments for the Chicago office, including charges for property taxes and other operating costs, are as follows:

Year ending December 31:		
2005	$	432,859
2006		440,196
2007		447,789
2008		455,628
2009		463,618
Thereafter		1,649,104
	$	3,889,194

The Company maintains a compensating balance with a bank in connection with its authorized letter of credit in the amount of $550,000 related to the office lease. This compensating balance is not subject to withdrawal restrictions, but may be subject to interest charged if the balance falls below the required amount.

The Company is required to maintain a $100,000 deposit with its clearing broker-dealer.